UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NaaS Technology Inc. Announces Appointment of Guangdong Prouden CPAs GP as Independent Registered Public Accounting Firm

NaaS Technology Inc. (Nasdaq: NAAS) (the “Company”), today announced that its board of directors and the audit committee have approved (i) the resignation of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm and (ii) appointment of Guangdong Prouden CPAs GP (“Prouden”) as the Company’s new independent registered public accounting firm to audit the consolidated financial statements of the Company as of and for the year ending December 31, 2025, effective as of February 4, 2026. The former auditor, Enrome, did not resign due to any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Enrome’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2024 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the audit for the fiscal year ended December 31, 2024 and the subsequent period through the resignation date of February 3, 2026, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and Enrome on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Enrome, would have caused Enrome to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

During the Company’s two most recent fiscal years and through the date of our engagement of Prouden on February 4, 2026, neither we nor anyone on behalf of us consulted with Prouden regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Prouden that Prouden concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

The Company is working closely with Prouden and Enrome to ensure a seamless transition.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Enrome LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

Date: February 5, 2026

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